

November 30, 2012

<u>Via E-mail</u>
C. Daniel Myers
Chief Executive Officer
Alimera Sciences, Inc.
6120 Windward Parkway, Suite 290
Alpharetta, GA 30005

> **Re:    Alimera Sciences, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 16, 2012**
> **File No. 333-184996**

Dear Mr. Myers:

We have limited our review of your registration statement to those issues we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

<u>Registration Statement on Form S-1</u>

1.  We note that in this registration statement, you are registering the resale by selling stockholders of:

    - 12,658,228 shares of common stock issuable upon conversion by the selling stockholders of outstanding Series A Convertible Preferred shares;

    - 3,797,468 shares of common stock underlying outstanding warrants to purchase shares of Series A Convertible Preferred; and

    - an additional 3,093,175 shares of common stock underlying the warrants that may become issuable in the event that the conversion rate of the Series A Convertible Preferred is adjusted for certain events.

We also note that a feature of the warrants permits a holder, upon exercise, to elect to receive either shares of Series A Convertible Preferred or, alternatively, the number of shares of common stock issuable upon conversion of the Series A Preferred that would otherwise be received upon exercise of the warrant.

Please be advised that you may only register the resale of common stock underlying the warrants to the extent that a warrant holder elects to receive common shares directly in exchange for warrants.  It is otherwise premature to register the resale of common stock underlying the warrants, as you are only permitted to register the resale of securities that are outstanding or that will be issued directly upon exercise or conversion of outstanding securities.  Accordingly, please amend your filing to remove from registration the resale of any shares of common stock underlying warrants as to which a holder will elect to receive Series A Preferred upon exercise, rather than common shares.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

C. Daniel Myers
Alimera Sciences, Inc.
November 30, 2012
Page 3

        You may contact Rose Zukin at (202) 551-3239, Dan Greenspan at (202) 551-3623, or me at (202) 551-3710 with any questions.

                                        Sincerely,

                                        /s/ Daniel Greenspan for

                                        Jeffrey P. Riedler
                                        Assistant Director

cc:     Gregg Griner, Esq.
        Gunderson Dettmer Stough
        Villeneuve Franklin & Hachigian, LLP
        850 Winter Street
        Waltham, MA 02451